BONTAN CORPORATION INC.

NEWS RELEASE:

BONTAN CORPORATION INC. CHANGES THE TERSM OF PREVIOUSLY ANNOUNCED PRIVATE PLACEMENT

TORONTO, ON – December 23, 2008:  Bontan Corporation Inc. (OTCBB: BNTNF) announced on December 16, 2008 a private placement to raise up to US$700,000 by issuing up to 10 million common shares at US$0.07 each.

On December 22, 2008, the Board of Directors of Bontan approved the following changes in the terms of the private placement:

1.	The maximum amount to be raised is revised down to US$500,000.
2.	The amount will be raised by issuing up to 10 million Units at US$0.05 each.
3.	Each Unit to comprise one common share of Bontan Corporation Inc. and one warrant.
4.	Each warrant is exercisable within two years of the closing date at an exercise price of US$0.10 each to convert into equal number of Common Shares of Bontan Corporation Inc.
5.	Minimum subscription amount acceptable will be US$50,000.

The Units will be restricted as per regulatory requirements.

The Private Placement will be offered to the participants of our 2006 private placement and other selected accredited investors and  is expected to close earlier of the date on which all the proposed Units are fully subscribed and paid for or January 5, 2009. The proceeds, net of finders’ fee at 10% payable to Current Capital Corp., will be used for working capital and for acquisitions.

For further information, please contact Kam Shah, CEO and CFO, at 416-929-1806.

For Media Relations, contact John Robinson at Current Capital Corp. at 416-860-0211 or 1-877-859-5200.